SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 1801, Level 18
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on November 1, 2012, November 12, 2012 and November 19, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2012	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288
gmaier@maierco.com

HIGHWAY HOLDINGS RECEIVES NEW PRODUCT TOOLING ORDERS AND EXCELLENT SUPPLIER AWARD FROM GLOBAL LIGHTING COMPANY

HONG KONG – November 1, 2012 — Highway Holdings Limited (Nasdaq:HIHO) today announced it has received tooling orders for the manufacture of metal casings for a new series of electronic ECG ballasts and plastic casings for a new LED power supply series from Tridonic GmbH & Co KG, a long-time client. Initial mass production of the metal casing products has commenced and the tooling for plastic casings is in process. All of the tooling for this project is expected to be completed by the Chinese New Year on February 10, 2013. Additional terms were not disclosed.

The company also said it has received the Excellent Supplier Award for 2012 from Tridonic GmbH & Co KG in recognition of Highway Holdings’ commitment to quality and service.

“The award and new product orders highlight Tridonic’s confidence in our ability as a key OEM supplier and represents an opportunity to further expand our relationship with Tridonic that has evolved since 2000. We are gratified by Tridonic’s confidence in our quality and capabilities, particularly since we previously only provided metal components and this plastic casing product line is entirely new for both companies,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Tridonic, based in Dornbirn, Austria, is a wholly owned subsidiary of the Zumtobel Group listed on the Vienna Stock Exchange. It is one of the leading manufacturers and suppliers of lighting control equipment in the world with strategic manufacturing operations located on three continents.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. Additional information about Highway Holdings is available at www.highwayholdings.com.

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Highway Holdings Limited.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288
gmaier@maierco.com

HIGHWAY HOLDINGS REPORTS FISCAL 2013 SECOND QUARTER RESULTS

HONG KONG — November 12, 2012 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2013 second quarter ended September 30, 2012 — reflecting a modest return to profitability, the benefits of continued streamlining and improved gross margin.

The company reported net income of $27,000, or $0.01 per diluted share, for its 2013 fiscal second quarter compared with a net loss of $364,000, or $0.09 per share, a year earlier. Net sales for the same period were $5.5 million compared with $5.6 million in fiscal 2012.

Net income for the six-month period was $156,000, or $0.04 per diluted share, compared with net income of $17,000, or $0.01 per diluted share, a year earlier. Net sales for the six-month period were $10.8 million compared with $12.1 million a year ago.

“Results for the quarter underscore the company’s focus on and ability to streamline operations. Despite reduced year-over-year sales, gross profit margin increased to 21.9 percent from 19.0 percent for the quarter and 21.7 percent from 20.2 percent for the six-months period compared with the same periods a year earlier. In addition, we reduced the company’s overhead by approximately 13.8 percent and 12.4 percent, respectively, for the quarter and six months without impacting future growth potential,” said Roland Kohl, president and chief executive officer.

Kohl noted the sales decrease for the quarter and six months compared with the same periods a year ago was $86,000 and $1.28 million, respectively. The main reason for the sales decline, as previously announced, was due to the loss of mobile phone case business, which accounted for approximately $600,000 for the quarter a year earlier. Kohl emphasized that the company was able replace approximately $514,000 of the lost mobile phone case sales for the quarter this year with sales increases from its other business segments, particularly due to gains from the company’s lighting operation. The company recently announced new lighting business and expects solid gross profit and net income contributions once this new lighting fixture business is fully implemented.

“Despite continued worldwide economic weakness, our long-term business trends are encouraging and supported by the benefits of our ongoing streamlining initiatives that are expected to further strengthen profitability and the company’s competitive position,” Kohl said.

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Highway Holdings Limited.

Net income for the second quarter benefitted from a favorable currency exchange gain of $41,000 compared with a small currency loss of $ 28,000 for the same period this year – reflecting fluctuations of the value of the RMB compared with the US dollars. “Since Highway Holdings’ manufacturing operations have been changed to a wholly owned subsidiary that is registered in the PRC, the company had to exchange more of its cash into RMB. The company, therefore, is now also subject to currency fluctuations between the RMB and the U.S. dollar,” Kohl said. For the fiscal 2013 six-month period, the company realized a small currency exchange loss of $34,000 compared with a currency exchange gain of $72,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.

The company continues to focus on opportunities to offset the impact of higher labor wages in China and generally higher operating costs – including utilization of the company’s proprietary automation equipment and robotic technology which it developed in conjunction with the company’s joint venture German partner. Kohl noted that this automation JV has recently received some third-party orders and is showing promising progress in terms in producing and marketing similar automation equipment used by Highway Holdings for other manufacturing companies based in China.

In addition, the company is preparing to move labor intensive work that cannot be economically automated to neighboring lower-labor cost countries. “We are committed to providing our customers with the lowest-cost manufacturing services possible, but without sacrificing quality or service,” Kohl said.

Kohl highlighted the company’s strong balance sheet with cash and cash equivalents and restricted cash of $6.5 million, or approximately $1.73 per diluted share — exceeding all of its combined liabilities by $2.9 million. He added that the company’s financial position remains solid despite the two dividend distributions made during the last six-month period.

Current liabilities at September 30, 2012 totaled $3.4 million and current assets were $13.7 million. Total shareholders’ equity at September 30, 2012 was $11.9 million, or $3.15 per diluted share, compared with $11.99 million, or $3.17 per diluted share, at March 31, 2012.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2012	2011	2012	2011

Net sales	$5,507	$5,593	$10,779	$12,056
Cost of sales	4,300	4,531	8,435	9,616
Gross profit	1,207	1,062	2,344	2,440
Selling, general and administrative expenses	1,182	1,372	2,097	2,394
Operating income / (loss)	25	(310)	247	46

Non-operating items
Interest expenses	(3)	(9)	(5)	(19)
Exchange gain (loss), net	41	(28)	(34)	72
Interest income	4	1	5	2
Other income	0	8	46	9
Total non-operating income (expenses)	42	(28)	12	64

Net income/(loss) before income tax and non-controlling interest	67	(338)	259	110

Income taxes	(40)	(26)	(103)	(93)
Net Income/(loss) before non-controlling interests	27	(364)	156	17
Less: Net income attributable to non-controlling interests	0	0	0	0
Net Income/( Loss) attributable to Highway Holdings Limited	$27	$(364)	$156	$17

Net Income / (Loss) per share - basic and diluted	$0.01	$(0.09)	$0.04	$0.01

Weighted average number of shares
Basic	3,778	3,777	3,778	3,777
Diluted	3,788	3,789	3,788	3,789

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Sept 30	March 31
	2012	2012
Current assets:
Cash and cash equivalents	$5,897	$5,575
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,655	3,724
Inventories	2,814	3.970
Prepaid expenses and other current assets	707	598
Total current assets	13,716	14,510

Property, plant and equipment, (net)	1,811	2,027
Deposit for purchase of fixed asset	0	42

Total assets	$15,527	$16,579

Current liabilities:
Accounts payable	$2,139	$2,547

Current portion of long-term debt	245	262
Obligation under capital lease – current portion	0	3
Accrual payroll and employee benefits	620	852
Other liabilities and accrued expenses	411	472
Net Tax payable	6	153
Total current liabilities	3,421	4,289
Long term liabilities :
Long-term debt – net of current portion	0	112

Deferred income taxes	180	180
Total liabilities	3,601	4,581

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	562	634
Accumulated other comprehensive gain	0	0
Treasury shares, at cost – 5,049 shares as of September, 30, 2012; and March 31, 2012 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,926	11,998
Non-controlling interest	0	0
Total shareholders’ equity	11,926	11,998
Total liabilities and shareholders’ equity	$15,527	$16,579

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – November 19, 2012 — Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.03 per share on the company’s common stock. The dividend will be paid on January 16, 2013 to shareholders of record on December 21, 2012.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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